January 20, 2012

Mr. Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Giant Interactive Group Inc.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 17, 2011
File No. 001-33759

Dear Mr. Krikorian:

On behalf of Giant Interactive Group Inc. (“Giant” or the “Company”), set forth below are our responses to your comment letter dated January 6, 2012 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “2010 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2011.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by Giant’s corresponding response.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the 2010 Form 20-F.

Giant responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 57

1.
We note your response to prior comment 5 that you are not aware of any restrictions on cash transfers of undistributed earnings as a result of PRC government control of currency conversion. However, we note your disclosures on page 22 regarding restrictions on the convertibility of Renminbi into foreign currencies. Please reconcile these statements.

The Company respectfully advises the Staff that the PRC government imposes controls on the convertibility of the RMB into foreign currencies, and in certain cases, the remittance of currency out of China. However, under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without the prior approval from the PRC State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements.

SEC Comment Response Letter
January 20, 2012

The Company further advises the Staff that each of the principal banks that the Company uses for its business operations are authorized to conduct foreign exchange business in the PRC, which satisfies the procedural requirements set out by the relevant PRC authorities. Accordingly, the Company is able to transfer the undistributed earnings held by its PRC subsidiaries without the prior approval from the SAFE.

Therefore, the Company believes that it is not subject to any restriction for the transfer of the undistributed earnings held by its PRC subsidiaries.

The Company supplementally submits that the risk factor on page 22 of the 2010 Form 20-F primarily focuses on that fact that “Any future restrictions on currency exchanges may limit our ability to use net revenues generated in Renminbi to make dividends or other payments in U.S. dollars or fund possible business activities outside China.” Therefore, given that under current PRC government policies, undistributed earnings held by the Company’s PRC subsidiaries can be transferred through the process described above, the Company believes that the referenced statement is not contradictory to such risk factor.

2.
We note your response to prior comment 6 that as of December 31, 2010, the total amount of cash, cash equivalents and short-term investments held by the Company’s PRC subsidiaries that would be subject to foreign withholding taxes and other corporate income tax if remitted to the Company would be $39.3 million. Please clarify whether this is the amount subject to foreign withholding taxes, or the actual tax that would be incurred.

The Company respectfully advises the Staff that the $39.3 million amount set out in the Company’s response letter dated September 23, 2011 is the amount of foreign withholding taxes that is required to be accrued in relation to the cash, cash equivalents and short-term investments held by the Company’s PRC subsidiaries and the VIE in the event that such cash, cash equivalents and short-term investments were transferred and distributed to their respective offshore holding companies. No such foreign withholding taxes were paid as of December 31, 2010.

Audited Consolidated Financial Statements as of December 31, 2009 and 2010

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

2) Consolidation, page F-10

3.
We note your response to prior comment 9 includes revised disclosures. This disclosure should state that in addition to restructuring your organization structure in order to comply with new PRC laws and regulations that you may lose control of your VIE and may be forced to deconsolidate it. In addition, tell us how you satisfied the disclosure under ASC 810-10-50-2AA(d). In this regard, consider including consolidating financial data that separately shows the VIE’s impact on the consolidated financial statements in order to illustrate how the VIE affects the reporting entity’s financial position, financial performance, and cash flows. For example, the parent and other entities would be shown in one column, the VIE in another, and the final column would show the consolidated financial information for each financial statement on a condensed basis.

SEC Comment Response Letter
January 20, 2012

The Company respectfully advises the Staff that it will include in its revised disclosure in its future filings of Form 20-F that the restructuring of its organization structure in order to comply with new PRC laws and regulations may cause the Company to lose control of its VIE, resulting in its deconsolidation.

The Company also respectfully advises the Staff that it believes the disclosure objectives under ASC810-10-50-2AA(d) have been satisfied through the Company’s existing disclosures in Note 2, Summary of Significant Accounting Policies – 2) Consolidation, where the Company states that the principal business of the Company is the operation of online games through its VIE via a series of contractual arrangements which allow the Company to be compliant with foreign ownership restrictions under current PRC laws and regulations. While the Company did consider disclosing quantitative presentation of the financial data of its VIE, it believed that the disclosure objectives of ASC-810-10-50-2AA(d) have already been met as the Company has already disclosed to its financial statement users that the Company operates its business through its VIE and therefore the VIE makes up the majority of the Company’s financial position, financial performance and cashflows. The Company will, however, make this more transparent in both our MD&A and Note 2 to its consolidated financial statements in its future filings of Form 20-F by adding the following sentence; “Given that the Company operates its business through its VIE, the VIE makes up the majority of the Company’s financial position, financial performance and cashflows, except for cash and cash equivalents and investments in equity investees, available-for-sale securities and held-to-maturity securities which are held by the other entities in the Group.”

14) Revenue Recognition, page F-20

4.
We note your response to prior comment12 that you have determined the VSOE of fair value for the service fees on a time-and-materials basis based on separate service transactions. However, it does not appear that you disclose separate service transactions in your revenue recognition policies. Please clarify the separate service transactions the Company provides to customers. Further, please clarify how a fee based on time and materials for these transactions is consistent with fees based on an agreed percentage of game point revenue, and how your determination of VSOE of fair value complies with the requirements of ASC 985-605-25-6 and 7.

SEC Comment Response Letter
January 20, 2012

The Company duly notes the Staff’s comment and advises the Staff that the Company provides online game IT support services (the “IT services”) to certain of our customers, such as providing server and broadband resources, and consulting services. The separate service transactions were not disclosed in the Company’s revenue recognition policies because the revenues generated from the provision of the IT services are not considered material for any of the periods presented (RMB3,900,000 in 2010, RMB94,000 in 2009 and Nil in 2008).

The Company tracks the costs of providing the IT services and retains evidence such as payroll records and timesheets, invoices and other supporting documentation. Based on the supporting evidence, the Company believes it has the ability to establish a reasonably dependable estimate of the number of hours required to complete the services, and a charge rate per hour based on total costs incurred plus a reasonable margin.  The Company applies the same pricing structure across all its service transactions.  The above provide the basis for the Company’s VSOE of the IT services. Therefore, the Company can estimate the VSOE of both the IT services element and royalty income element of the Shenzhen Tencent Computer Systems Company Limited multiple element arrangement (“Tencent Multiple Element Arrangement”).

The Company determined the percentage of game point revenue received in exchange for the IT services provided based on the relative fair value of the IT services and royalty income in the Tencent Multiple Element Arrangement.  The Company concluded that its determination of VSOE of fair value complies with the requirements of ASC 985-605-25-6 and 7 because the Company has separate service transactions and the undelivered element is not subject to later adjustments.

5.	We note your response to prior comment 14. Please clarify the following:

•
For virtual services and consumable virtual items, please tell us if the consumed items provide any ongoing effects, or provide users with any ongoing benefits, after being consumed, and how you considered these factors in determining the timing of revenue recognition for these items;

•
Tell us the amount of online game revenue generated from: 1) virtual services, 2) consumable virtual items, and 3) permanent virtual items for each period presented, and what consideration you have given to disclosing these amounts; and

•
Tell us the weighted average life of for your permanent virtual items, and what consideration you have given to disclosing this life, including any changes in the estimated life and the impact on revenue for all periods presented.

The Company respectfully advises the Staff that:
•
Certain of our consumed items provide ongoing effect or provide users with ongoing benefits after being consumed. We determine the timing of revenue recognition for those virtual services and consumable virtual items based on their estimated ongoing effects, if any, after being consumed, and therefore the associated revenue is either recognized immediately or ratably over this estimated period of benefit.

SEC Comment Response Letter
January 20, 2012

•
The vast majority of our revenue is derived from the sale of consumable and permanent virtual items within our ZT Online series of games of which the average useful lives are 1-30 days and 200-300 days, respectively, while revenue generated from virtual services has been and continues to be an inconsequential component of our revenue. Revenue derived from virtual services accounted for less than 0.3% of our total game revenue and it only existed in one of our games.

Although the Company believes it meets the presentation disclosure requirements of Regulation S-X Rule 5-03(b)(1), the Company did carefully consider whether it was useful to financial statement user to further break down the online game revenues and concluded that the Company does not, nor is required to measure, as an internal reporting metric, revenues broken down below a game’s total revenue. Additionally, Regulation S-X (Rule 5-03(b)(2)) requires that the costs and expenses applicable to the online game revenues to be presented on the face of the income statement in categories similar to the revenue categories, and the Company similarly doesn’t track or assess gross margins by component of online game revenue.

The Company relies on its effective IT systems to compute its period end deferred revenue amounts. We perform a number of systematic tests to ensure the accuracy of amounts being recognized as revenue versus those amounts being deferred, but we historically have not compiled system generated reports to provide total revenues divided by virtual services, consumable virtual items, and permanent virtual items mainly because such information is not particularly useful to financial statement readers. In addition, generating these types of reports demands huge amounts of IT resources as we are dealing with voluminous amounts of data relating to over thirty million in-game transactions. It would impose undue burden on the Company and make it not economically feasible to present the online game revenues by the three categories.

•
We also don’t internally measure and track weighted average lives of our permanent virtual items due to the similar practical, historical and economic reasons outlined in the paragraphs above.  Consequently, we cannot assess the impact on our revenue as a result of the changes in the estimated life. However, historically, the estimated lives have fallen into a period of less than one year and therefore we haven’t experienced nor would we expect a material impact on our sales trends as a result of revised estimates of our estimated lives of the permanent virtual items.  We realize there is a direct correlation between these measures and the period over which we ultimately recognize revenue; therefore, we do continuously reassess the estimated useful lives of all our virtual items on a systematic and routine basis.

17. Income Tax Expense

6.
We note your disclosure on page F-44 that there were no distributions of dividends from the Group’s PRC subsidiaries in 2008, 2009 and 2010. However, we note your disclosures on page F-53 that in 2008, 2009 and 2010, the Company has paid dividends of RMB593,498,287, RMB277,652,205 and RMB279,122,994, respectively. Please reconcile these statements and clarify your disclosures. Further, please tell us how you have considered your past history of paying dividends to your shareholders in your statement that you intend to permanently reinvest all undistributed earnings of your foreign subsidiaries.

SEC Comment Response Letter
January 20, 2012

The Company respectfully advises the Staff that the Company had sufficient cash in 2008, 2009 and 2010 at the listing company level from its IPO proceeds for the payment of dividends in those years and thus it is not necessary for its PRC subsidiaries to distribute any dividends to the Company in order to further distribute to the Company’s shareholders. The Company will clarify its disclosures in Note 23 to its consolidated financial statements on page F-53 in its future filings of Form 20-F that such historical dividends were paid out using cash balances held by the listing Company.

* * * * *

SEC Comment Response Letter
January 20, 2012

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +86-21-2307-7091 or send me an email at pku@omm.com, or Vincent Lin at +86-21-2307-7068 or send him an email at vlin@omm.com.

Sincerely,

/s/ Portia Ku
Portia Ku
of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Yuzhu Shi
Ms. Jazy Zhang
(Giant Interactive Group Inc.)

Mr. Lawrence Lau
(Ernst & Young Hua Ming)